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                                    [Letterhead]


                                 December 23, 1996

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Document Control

   Re:  NPC Energy Corp. Registration Statement on Form S-4
        File Number 33-99247
        REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

   On behalf of NPC Energy Corp. (the "Registrant"), and its counsel, we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-4, File No. 33-99247 (the "Registration Statement").

   The basis for the withdrawal request is that the Registrant has entered into an Agreement of Merger (the "Merger Agreement") by and among the Registrant, Bison Energy Corp. ("Bison"), C.J. Lett, III, and Middle Bay Oil Company, Inc. ("Middle Bay"). Pursuant to the terms of the Merger Agreement, the Registrant shall merge (the "Merger") with and into Middle Bay, with the result that the shareholders of the Registrant, except for Bison, shall receive cash in the amount of $3.50 per share of common stock, $.01 par value ("NPC Common Stock"), held by them at the effective date of the Merger. Bison shall receive in the Merger, shares of common stock of Middle Bay ("Middle Bay Common Stock"), in an amount equal to 1.25 shares of Middle Bay Common Stock for each share of NPC Common Stock held by Bison. The Registrant believes that the issuance of Middle Bay Common Stock to Bison will be effected pursuant to Section 4(2) of the Act.

   The Registrant filed the Registration Statement for the purpose of distributing to limited partners (the "Limited Partners") of ten limited partnerships (the "Limited Partnerships"), shares of NPC Common Stock owned by the Limited Partnerships. The Limited Partnerships acquired such NPC
Common Stock in connection with a reorganization in which the Limited Partnerships exchanged assets (including oil and gas properties) and operations for NPC Common Stock. The
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                                         U.S. Securities and Exchange Commission
                                                               December 23, 1996
                                                                          Page 2


Registration Statement was not declared effective by the Commission and the proposed distribution was never consummated.

   In the Merger, each Limited Partner will receive his or her pro rata share of the cash, determined in accordance with their respective interests in the Limited Partnerships. Each Limited Partner will be afforded appraisal rights in accordance with the provisions of the Oklahoma General Corporation Act pertaining to dissenters rights.

   Should the staff of the Commission have further questions regarding this application, please do not hesitate to contact the undersigned at (405) 235-4100.

                              Very truly yours,

                              PHILLIPS MCFALL MCCAFFREY MCVAY &
                              MURRAH, P.C.

                              /s/ Douglas A. Branch
                              ---------------------------------------

                              Douglas A. Branch
                              For the Firm

cc:  Evan Calio, Esq.
     (U.S. Securities and Exchange Commission)
     Mr. C.J. Lett, III, NPC Energy Corp.
     H. Grady Thrasher, III, Esq., Thrasher, Whitley, Hampton & Morgan